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EXHIBIT 1

MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS PROVIDES FACTS TO COUNTER
MISLEADING DISSIDENT PROXY CIRCULAR

April 20, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) announced today that its review of the dissident proxy circular filed by Greenlight Capital, Inc. found no relevant new information or analysis but a number of misleading statements and mischaracterizations.

To ensure shareholders have the facts prior to the Company's Annual and Special meeting on May 4, 2005, when they will vote on two dissident resolutions, MID today issued a letter that will be mailed to all shareholders.

The letter points out some of the more significant misleading statements and mischaracterizations in the dissident proxy circular. It also contrasts the short-term financial engineering approach of Greenlight with MID's established commitment to maximizing long-term shareholder value. In addition, MID has highlighted some of the more significant inconsistencies in Greenlight's most recent arguments in support of its proposals. The letter also counters Greenlight's unfounded claims about the process undertaken by the Special Committee of independent directors in considering the dissident resolutions.

The full text of the letter to shareholders is:

April 20, 2005

To our Shareholders:

As you are aware, at your May 4 shareholders' meeting, in addition to the election of directors and reappointment of auditors, you will consider two resolutions submitted by Greenlight Capital, Inc., a hedge fund manager based in New York City, that contemplate MID converting into a REIT or other income-oriented investment vehicle and selling or spinning off our interest in Magna Entertainment Corp.

Late last week, Greenlight filed a dissident proxy circular. We have carefully reviewed the dissident circular and, despite its length, it does not contain any relevant information or analysis that was not previously provided to us by Greenlight in prior communications and meetings.

Your Board continues to believe that Greenlight's proposals are not in your best interests and continues to recommend that you vote AGAINST the Greenlight resolutions.

GREENLIGHT'S CIRCULAR IS MISLEADING

Greenlight's dissident circular contains many misleading statements and mischaracterizations, demonstrating the lengths to which Greenlight is prepared to go in an attempt to obtain support for their agenda. For example:

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  Greenlight states that the Special Committee did not receive any "expert advice" in assessing the Gulfstream and Meadows project financing provided by us to MEC subsidiaries in December 2004 and that we treated that transaction as "a fait accompli unworthy of exacting review by an independent advisor". In fact, as Greenlight knows and as was clearly disclosed in our press release and material change report dated December 9, 2004, the Special Committee conducted a detailed review of this transaction over a three-month period and received expert independent financial and legal advice from CIBC World Markets Inc. and Goodmans LLP in analyzing this transaction and concluding that it was in MID's best interests. MID management also received financial and legal advice from BMO Nesbitt Burns Inc. and Davies Ward Phillips & Vineberg LLP.

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  Greenlight's allegation of a "history of dubious transactions between the companies" is unfounded. The only financing that MID has provided to MEC or its subsidiaries since our spin-off from Magna International has been the Gulfstream and Meadows project financing. This transaction is consistent with our stated real estate business strategy of increasing cash flow from operations, net income and the value of our real estate assets.

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  Greenlight's statement that MEC "is being subsidized by MID at below market rates" is also without merit. The project financing was structured on an arms' length basis with appropriate security, consistent with the terms on which a third-party lender would provide this financing, and provides us with an attractive return of 10.5% compounded semi-annually once the facilities are completed.

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  Greenlight would have you believe that MEC has never been an integral part of MID and that the separation of MEC from MID will "restore MID's exclusive focus" on stable industrial and commercial properties. As Greenlight knows, and as MID has consistently disclosed, since the time of our spin-off from Magna International, MID has always been a real estate company that holds a significant and strategic investment in MEC "that will potentially provide us with the opportunity to participate in co-developments or joint ventures should MEC pursue additional development of excess lands around its racetracks or undertake other commercial real estate developments, and will also allow us to share in the future growth of MEC". Greenlight may want MID to spin off or sell MEC, but it has no basis to allege that MID's continued investment in MEC or participation in MEC-related developments is contrary to the reasonable expectations of MID's shareholders.

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  Greenlight states that our tax analysis with respect to the impact of increased leverage is "suspect". The fact of the matter is that Greenlight clearly does not understand our tax position, which we find surprising as the strategies we use are used by a number of Canadian multinationals. As a result of our international tax planning strategies, given that the proceeds from our C$265 million debt offering will be used outside Canada, no material additional cash taxes will result from returns generated from the investment of such proceeds. Further, we believe that interest paid on additional leverage that we incur in the future will be sufficient to shelter income earned on our Canadian real estate portfolio.

  •
  While Greenlight's counsel indicated that Greenlight was not inclined to meet with the legal and financial advisors to the Special Committee unless members of the Special Committee were also present, neither the Special Committee nor its advisors ever suggested that Greenlight could not be present at the meeting that took place on February 17, 2005 between Greenlight's advisors and our advisors.

Certain other misleading statements and mischaracterizations in Greenlight's dissident circular are highlighted below.

GREENLIGHT LOOKING FOR A QUICK FIX

It is clear that there is a fundamental philosophical difference between your Board and Greenlight. We have the responsibility as prudent managers of a growth-oriented company to operate our business to "maximize the return on our shareholders' equity over the long term." This strategy was clearly laid out in our spin-off prospectus and is quoted by Greenlight in their dissident circular.

Greenlight's focus on immediate market price impact makes it clear that they are looking for short-term price appreciation through quick-fix financial engineering.

We recognize that there is a gap between our share price and our net asset value (NAV), which results primarily from the lack of leverage in our capital structure. The real issue is timing and how the gap will be closed. Your Board's additional recommendations will address this gap over a reasonable period by increasing return on equity through increasing leverage to fund our real estate business growth, increasing dividends, and repurchasing our shares as appropriate opportunities arise. We have already started down this path by issuing C$265 million of debentures in December 2004. In addition, we have determined that the annual dividend payable to shareholders for 2005 will be increased to $0.60 per share, a 67% increase over the 2004 dividend of $0.36 per share. Your Board's additional recommendations balance the goals of increasing return on equity, managing our business prudently and maintaining financial flexibility to pursue attractive growth opportunities.

IT IS NOT IN YOUR BEST INTERESTS FOR MID TO BECOME A REIT

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  A REIT structure does not provide any material tax savings or other benefits.  As discussed above, we are already tax efficient and no material tax savings or other benefits will be provided by a REIT structure. Our current structure also provides permanent tax savings and not deferrals as alleged by Greenlight.

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  The real issue is leverage and cash distributions.  Greenlight's underlying goal for the REIT conversion is to turn MID into an income-oriented investment vehicle and, either legally or through newly-created market expectations, cause MID to increase leverage and cash distributions. In the Board's view, given MID's real estate operating characteristics and portfolio attributes, it is not in your best interests or consistent with our articulated strategy for MID to be subject to the legal or market constraints of a REIT structure where there is no material incremental tax benefit from such a structure.

    In addition, the Board concluded, and Greenlight concedes, that a REIT structure is not required to increase leverage and cash distributions, and your Board has made additional recommendations that address these issues.

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  MID is valued comparably with REITs on a trading multiple basis.  In coming to this conclusion, the Special Committee's financial advisor identified what it believed in its professional judgment were Canadian and US REITs that had operating and portfolio characteristics that were most comparable to MID's characteristics (although none have the international scope of MID). The US REITs identified by CIBC World Markets included all five REITs that were identified by Greenlight's financial advisor at the February 17 meeting. If Greenlight believed that the US "industrial REITs" referred to in their dissident circular and that trade at significantly higher multiples were appropriate comparables, they should have included them in the list of comparables provided at the February 17 meeting. We do not believe that, in any event, the US "industrial REITs" referred to by Greenlight are appropriate comparables today.

    It is also not typical to give credit for the value of non-income producing assets in an FFO multiple analysis as suggested by Greenlight; none of the Canadian analysts that follow MID includes the value of these assets in its FFO analysis of MID.

IT IS NOT IN YOUR BEST INTERESTS TO SPIN-OFF OR SELL MEC AT THIS TIME

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  Now is not the time to spin-off or sell MEC.  Greenlight ignores the impact of MEC's current financial situation on the value that MID shareholders would receive on a spin-off or sale of MEC at this time. Although we believe that MEC is poised for growth, it has short-term liquidity and financial issues that we cannot ignore and that impact the current value of our investment in MEC. These issues make this an inopportune time to spin-off or sell MEC. Your Board believes that if the steps that MEC is taking to address these issues are successful, MID and its shareholders will realize greater overall value from MID's investment in MEC.

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  A spin-off of MEC without a substantial capital infusion would jeopardize value. MEC will require substantial capital to fund its strategic plan. We believe that a spin-off of MEC without a substantial capital infusion would impair MEC's ability to successfully execute its strategic plan and jeopardize the value that MID shareholders would otherwise receive from MEC. Greenlight has acknowledged that a capital infusion is necessary, but their financial analysis ignores this obvious point and they have provided no analysis of how much capital MEC would require, how those requirements would be funded, or the impact of that funding on the value of MID's investment in MEC. The Special Committee, with the assistance of its independent financial advisor, did this analysis and concluded that MID should not make a capital infusion into MEC of the magnitude required for a spin-off at this time. Deferring any capitalization of MEC provides MID with greater flexibility to determine whether, when and how to invest in, or otherwise fund MEC. If MEC were able to obtain third party funding on favourable terms, which it is currently exploring, MID's future financing of MEC would be significantly less than the capital infusion required to spin-off MEC at this time.

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  We have assessed and will continue to assess any investment or funding of MEC by looking at MID's best interests. Your Board's recommendations do not, as alleged by Greenlight, mean that MID should fund MEC in an "open ended" manner or assume that "what is good for MEC must be good for MID". Rather, your Board believes that it is in the interests of MID for MEC to be given the opportunity to solve its current financial difficulties and pursue third party financing alternatives, and expressly recommended that MID should be prepared to consider providing funds to MEC to address any short-term liquidity concerns in order to minimize the possible adverse impact on MID's investment in MEC of unfavourable third party financings that could detract from the value of MID's investment in MEC. This does not mean, as suggested by Greenlight, that the Board is recommending that MID provide financing to MEC at "below market rates" or on terms that are unfavourable to MID.

    Moreover, your Board recommended steps for the maximization of the value of MID's existing investment in MEC and ensuring appropriate returns to MID on any additional investment in MEC by MID. Greenlight's allegation that "the desire to stem value depletion in MEC seems to drive MID's decision making (and that of the Special Committee) without sufficient inquiry" as to expected returns from alternative investments is also unfounded and ignores history. In reviewing the project financing and determining that it was in MID's best interests, the Special Committee discussed alternative transactions through which the reconstruction of Gulfstream and The Meadows might be financed.

SPECIAL COMMITTEE PROCESS

The Special Committee of independent directors carefully analyzed and considered Greenlight's proposals over a two-month period with the benefit of extensive advice from its independent financial and legal advisors. The thorough evaluation process followed by the Special Committee and your Board in reviewing Greenlight's proposals is described in detail in the Management Information Circular that was mailed to you.

Despite the independence of the Special Committee and the advice received from its financial and legal advisors, Greenlight would have you believe that the Special Committee members are incapable of exercising independent judgment or fulfilling their fiduciary duties because Mr. Stronach, as the controlling shareholder, has the ability to remove them. This is absurd as it would mean that no director of any publicly-listed company with a controlling shareholder is independent or capable of fulfilling his or her fiduciary duties. Greenlight's position is supported by neither common sense nor by applicable corporate law.

Your Board has demonstrated its independence by adopting the additional recommendations disclosed in the Management Information Circular and significantly increasing the 2005 dividend, despite Mr. Stronach's reservations.

WE ARE COMMITTED TO ENHANCING SHAREHOLDER VALUE

Although Greenlight would like to take the credit for MID's performance, even they cannot deny our record in creating shareholder value. Since our spin-off from Magna International until the day prior to the announcement of Greenlight's proposals, the total return to our shareholders has outperformed all but one of our peers examined by the Special Committee's financial advisors. We achieved a 59% total return to shareholders over this period, more than twice the 26% average for those peers. This was achieved through the operation and growth of our business by MID management and your Board and not, as Greenlight would have you believe, by their opposition to the MEC privatization. The fact that MID determined not to proceed with the MEC privatization meant only that MID and MEC maintained the relationship that had existed since the time of MID's spin-off from Magna International.

It is well-known that Mr. Stronach has a passion for horse racing. That interest is irrelevant to your Board. The passion your Board shares with Mr. Stronach is his passion for creating long-term shareholder value, as has been the case with MID and with Magna International over the last 25 years. Your Board intends to create value by balancing the goals of increasing return on equity, managing our business prudently and maintaining financial flexibility to pursue attractive growth opportunities.

VOTE AGAINST THE GREENLIGHT RESOLUTIONS

Your Board urges you NOT to return any green proxy form to Greenlight. Even if you have sent a green proxy form to Greenlight, you can change your vote.

Please vote your BLUE proxy form today AGAINST the Greenlight resolutions and mail it using the enclosed postage-paid envelope, even if you previously have signed and sent in one or more BLUE proxy forms. Only your latest dated proxy form will be counted.

We thank you for your continued support.

Yours truly,

"signed"	"signed"
THE HONOURABLE M. DOUGLAS YOUNG, P.C.	JOHN D. SIMONETTI
Lead Director and Chair of the Special Committee	Chief Executive Officer

Vote AGAINST the Greenlight Resolutions

1.
Regardless of how many shares you own, please vote. Please sign, date and mail the enclosed BLUE proxy form and return it to our agents by 5:00 p.m. (Toronto time) on May 2, 2005. Please vote each BLUE proxy form you receive since each account must be voted separately. Only your latest dated proxy counts.

2.
We urge you NOT to sign any green proxy form sent to you by Greenlight Capital, not even as a "message" or "pressure" vote.

3.
Even if you have sent a green proxy form to Greenlight Capital, you can change your vote. You may revoke that proxy and vote as recommended by your Board of Directors by signing, dating and mailing the enclosed BLUE proxy form in the enclosed postage-paid envelope and returning it to our agents by 5:00 p.m. (Toronto time) on May 2, 2005.

        If you have any questions on how to vote your shares, please call our proxy solicitor:

MORROW & CO., INC.

Individuals
Call Toll Free: 1-800-607-0088

        Banks and Brokers
Call Toll Free: 1-800-654-2468

About MI Developments Inc.

MI Developments is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. The Company also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenue, and among the world's leading suppliers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

For further information:

Investors:	Media:
John Simonetti	John Lute
Chief Executive Officer	Lute & Company
MI Developments Inc.	416 929 5883
905 726 7619

Forward-Looking Statements

        The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "will", "expect", "should" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual results to differ materially from such forward-looking statements. Such risks, uncertainties and other factors are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

QuickLinks

GREENLIGHT'S CIRCULAR IS MISLEADING
GREENLIGHT LOOKING FOR A QUICK FIX
IT IS NOT IN YOUR BEST INTERESTS FOR MID TO BECOME A REIT
IT IS NOT IN YOUR BEST INTERESTS TO SPIN-OFF OR SELL MEC AT THIS TIME
SPECIAL COMMITTEE PROCESS
WE ARE COMMITTED TO ENHANCING SHAREHOLDER VALUE
VOTE AGAINST THE GREENLIGHT RESOLUTIONS
Vote AGAINST the Greenlight Resolutions